UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

                       Amyris, Inc.
(Name of Issuer)

       Common Stock, par value $0.0001 Per Share
(Titles of Class of Securities)

                                03236M101
(CUSIP Number)

                           December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 03236M101		13G
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TPG Group Holdings (SBS) Advisors, Inc.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 3,262,450
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 3,262,450
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,262,450
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4% (1)
12.		TYPE OF REPORTING PERSON* CO

 (1) Based on a total of 43,815,019 shares of Common Stock outstanding as of October 29, 2010, as reported on the Issuer’s Form 10-Q filed November 10, 2011.

CUSIP No: 03236M101		13G
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David Bonderman
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 3,262,450
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 3,262,450
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,262,450
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%(2)
12.		TYPE OF REPORTING PERSON* IN

 (2) Based on a total of 43,815,019 shares of Common Stock outstanding as of October 29, 2010, as reported on the Issuer’s Form 10-Q filed November 10, 2010.

CUSIP No: 03236M101		13G
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James G. Coulter
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 3,262,450
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 3,262,450
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,262,450
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%(3)
12.		TYPE OF REPORTING PERSON* IN

(3) Based on a total of 43,815,019 shares of Common Stock outstanding as of October 29, 2010, as reported on the Issuer’s Form 10-Q filed November 10, 2010.

Item 1(a).	Name of Issuer: Amyris, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: 5885 Hollis Street, Suite 100, Emeryville, CA 94608

Item 2(a).
Name of Person Filing:

This Schedule 13G (the “Schedule 13G”) is being filed jointly by TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation  (“Group Advisors”), David Bonderman and James G. Coulter (each a “Reporting Person” and, collectively, the “Reporting Persons”) pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole member of TPG Biotechnology GenPar II Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Biotechnology GenPar II, L.P., a Delaware limited partnership, which is the general partner of TPG Biotechnology Partners II, L.P., a Delaware limited partnership (the “TPG Fund”), which directly owns the shares of Common Stock of the Issuer (the “Shares”) reported herein.  Because of Group Advisors’ relationship to the TPG Fund, Group Advisors may be deemed to beneficially own the Shares.

David Bonderman and James G. Coulter are directors, officers and sole shareholders of Group Advisors, and therefore may be deemed to beneficially own the Shares.

Item 2(b).
Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is as follows:

c/o TPG Capital, L.P.
301 Commerce St., Suite 3300
Fort Worth, TX 76102

Item 2(c).	Citizenship: See Item 4 of each of the cover pages.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2(e).	CUSIP Number: 03234M101

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ Non-U.S. institution in accordance with § 240. 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240. 13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

Item 4.	Ownership.

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See responses to Item 5 on each of cover page.

(ii)	Shared power to vote or to direct the vote: See responses to Item 6 on each of cover page.

(iii)	Sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.

Item 5.
Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. See response to Item 2(a) above.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certification. Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2011

TPG Group Holdings (SBS) Advisors, Inc.
By: /s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

David Bonderman
By: /s/ Ronald Cami
Name:	Ronald Cami, on behalf of David Bonderman (4)

James G. Coulter
By: /s/ Ronald Cami
Name:	Ronald Cami, on behalf of James G. Coulter (5)

_______________________

(4)  Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Securities and Exchange Commission (the “Commission”) as an exhibit to a Form 13D filed by Mr. Bonderman on July 26, 2010.

(5)  Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Form 13D filed by Mr. Coulter on July 26, 2010.

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.